August 18, 2006

Mr. Wilson K. Lee
Staff Accountant,
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Desert Capital REIT, Inc.
Form 10-K for the year ended December 31, 2005
Filed on March 14, 2006
File No. 000-51344

Dear Mr. Wilson K. Lee:

Desert Capital REIT, Inc. is in receipt of the Commission's comment letter dated July 26, 2006. Set forth below is a re-type of each of the Commission's comments followed by each of our responses.

References herein to “we,” “us” or “our” refer to Desert Capital REIT, Inc. and its subsidiaries unless the context specifically requires otherwise.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 27

1.	Tell us how you considered Item 305(a) of Regulation S-K in regards to disclosing the quantitative disclosures about market risk.

We did not adequately disclose the quantitative disclosures about market risk as required by Item 305(a) of Regulation S-K. We intend to add quantitative disclosures in future filings that comply with the requirements of Item 305(a) of Regulation S-K.

Financial Statements and Notes

Consolidated Statements of Operations, page 29

2.
You present Funds From Operations per share on the face of your consolidated Statements of Operations. Tell us how you considered Item 10 (e)(1)(ii)(c) of Regulation S-K in determining this presentation was appropriate.

After reviewing Item 10(e)(1)(ii)(c) of Regulation S-K, the we do not believe that Funds From Operations per share is an appropriate item on the face of the consolidated Statements of Operations. We have removed the item from Form 10-Q for the quarterly period ended June 30, 2006, and intend to comply with Item 10(e)(1)(ii)(c) of Regulation S-K in future filings.

Note 1 - Description of Business and Basis of Presentation, page 32

3.
We note that you acquired a controlling interest in Consolidated Mortgage during the second quarter of 2005. Please explain to us your basis in GAAP for consolidating the operations of Consolidated Mortgage as of January 1, 2005.

The purchase of Consolidated Mortgage was structured as an installment sale with the purchases made on the following dates:

Date	Percentage purchased
12/1/2004	25%
1/1/2005	23%
4/1/2005	11%
7/1/2005	19%
10/1/2005	22%
100%

The acquisition of Consolidated Mortgage began on December 1, 2004, and was completed on October 1, 2005. Although we acquired a controlling interest in Consolidated Mortgage during the second quarter of 2005, we had a significant noncontrolling interest throughout the entire first quarter of 2005.

The alternative to consolidation as of January 1, 2005, would be to account for the first quarter of 2005 using the equity method, and consolidation of the operations as of April 1, 2005. This would have resulted in the same amount of net income reported as consolidation of operations as of January 1, 2005, but would have left out valuable information related to the nature of the revenues and expenses in the first quarter of 2005.

We believe that consolidating the operations of Consolidated Mortgage as of January 1, 2005, provides investors with more useful information than the alternative. We believe that our presentation is consistent with paragraph 43 of SFAC No. 1 because we are providing investors with a more detailed presentation of earnings and its components which gives them a better ability to assess and predict future earnings and cash flows.

4.
Please provide us with a reconciliation of the total $13.5 million purchase price of Consolidated Mortgage to the assets and liabilities acquired. Tell us what consideration you have given to disclosing this information in your financial statements. Additionally, tell us what consideration was given to allocating a portion of the purchase price to other identifiable assets apart from goodwill such as customer lists and customer relationships. Reference is made to paragraph 39 of SFAS 141 and EITF 02-17.

October 1,
2005
Assets

Cash	$680,103
Receivables	22,189
Mortgage investments	994,492
Equipment	314,442
Goodwill	13,388,555

Total assets	$15,399,781

Liabilities

Accounts payable and accrued expenses	$905,289
Notes payable	994,492

Total liabilities	$1,899,781

Total purchase price	$13,500,000

When we included the amount allocated to the major asset and liability categories in Note 1 to the financial statements it was included as of April 1, 2005. We disclosed the information as of April 1, 2005, because that is the date we acquired a controlling interest in Consolidated Mortgage. Given the installment nature of our purchase of Consolidated Mortgage (see table in questions #3) we determined that April 1 was the appropriate date to provide the allocation.

We took the following factors into consideration when determining whether any portion of the purchase price should be allocated to other identifiable assets such as customer lists and customer relationships, specifically within the context of paragraph 39 of SFAS 141 and EITF 02-17:

Consolidated Mortgage does have an investor list as described in paragraph A18 of SFAS 141. However, the privacy policy that we have in place and which has been distributed to investors prevents us from selling, leasing, or exchanging information to any unaffiliated parties. Therefore out customer list does not meet the criterion for recognition apart from goodwill.

Consolidated Mortgage does not enter into contracts with its customers. We do not contract with borrowers to give us the exclusive right to broker their loans. Borrowers typically do not like to pay the type of interest rates that we charge and actively pursue other types of funding and will use alternative funding as soon as it is available. Similarly, we do not contract with investors to only fund loans offered from Consolidated Mortgage. The industry that we operate in is competitive and has a high level of risk associated with it. In times of market uncertainty investors will typically reduce their investments with us, because we offer only one product, as they look to diversify. Investors are also generally most comfortable investing in loans that meet specific criteria. If we are not able to offer that specific type of loan there are numerous other companies that offer similar products to Consolidated Mortgage that they can go to.

Consolidated Mortgage outsources the function of investor communications and therefore has extremely limited interaction with investors and does not form or maintain relationships. Consolidated Mortgage does not maintain or have control over customer deposits. When investor funds are received for a specific loan they are placed into a trust account until the loan is funded. Funds received from a loan payoff are placed into a trust account until the investor directs the distribution of the funds.

In addition, several competitors of Consolidated Mortgage have been implicated or convicted in high profile fraud cases over the past several years. This has had a negative impact on the industry as investors will frequently no longer invest in our type of product or be very selective of which companies they invest with. We feel that the 29 year operating history of Consolidated Mortgage without being involved in or having allegations of any type of fraud has made the name Consolidated Mortgage its most valuable asset and we would not continue to be a going concern without it.

5.	We note that you issued stock as part of the purchase of Consolidated Mortgage. Tell us how you considered the disclosure requirements of paragraph 51(d) of SFAS 141.

Paragraph 51(d) of SFAS 141 requires disclosure of the cost of the acquired entity, the number of shares of equity interests issued, the value assigned to those shares, and the basis for determining that value.

In Note 1 to the financial statements, we disclosed the cost of the acquired entity to be $13.5 million and that it was payable in 450,000 shares of our common stock and $9 million in cash. The footnote does not explicitly state the value assigned to the shares as being $10 per share or $4.5 million in total, however, we feel that there is sufficient information available to determine the value. There was also no specific disclosure in this footnote that states the basis for determining the $10 per share value. There is however, disclosure in Item 5 Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities that discloses that there is no publicly available trading market for our common stock and that it is being sold at $10 per share.

In future business combinations we intend to specifically state all requirements of paragraph 51 of SFAS 141 in the notes to the financial statements.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page 33

6.
You accrue interest on outstanding principal balances on a monthly basis. Please provide and consider disclosing your method for accruing interest. Tell us how your method is consistent with the guidance provided in paragraphs 18-20 of SFAS 91.

We generally invest in 12 month, interest only, balloon payment, mortgage loans. The loan terms generally provide for a nonrefundable origination fee, but have no prepayment penalties. Prior to purchasing Consolidated Mortgage, we did not receive any nonrefundable fees or incur any direct loan origination costs. When we purchased Consolidated Mortgage, which was completed in October 2005, nonrefundable fees and costs began to have an impact on us.

At the end of 2005, we took into account paragraphs 18-20 of SFAS 91 and determined that the difference between what was recorded and what would have been recorded in accordance with SFAS 91 did not have a material effect on the 2005 financial statements.

Subsequent to the filing of Form 10-K for the year ended December 31, 2005, we began to originate and fund a significant amount of new loans. It was determined that the nonrefundable fees and costs were having a material impact on the financial statements and the fees associated with loans funded by us are being deferred and recognized as yield adjustments over the life of the loans using the straight-line method.

We have determined that the straight-line method is appropriate to recognize the net fees over the life of the loans instead of the interest method prescribed by SFAS 91. We believe this because the two methods produce immaterial differences over the short recognition period, generally 12 months, and the loans are balloon payment loans witch also mitigates the differences between the two methods. We also believe that the costs of switching to the interest method would outweigh the benefits associated with it.

For the first and second quarter of 2006 we have accounted for the net origination fees as described in the previous two paragraphs. We intend to continue to account for the fees in this way and continue to provide a more detailed description of our revenue recognition policy that discloses our method of accruing interest. We intend to disclose the following, which has already been disclosed in the first and second quarter of 2006 Form 10-Q, in Note -2 Summary of Significant Accounting Policies for subsequent filings:

Revenue Recognition
Interest income on our mortgage investments is recognized over the life of the investment and recorded on the accrual basis. Loan origination fees and certain direct origination costs associated with mortgage investments funded by us are deferred and recognized as an adjustment to yield over the lives of the related loans using the straight-line method. Income recognition is generally suspended for loans at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed.

Loan brokerage fees for loans brokered to private investors are recognized as income upon the recording of the loans. Servicing and other loan fee income related to the third party portfolio of loans is recognized when the services have been performed.

7.
Loan brokerage fees are recognized as income upon funding of the loans. These loan brokerage fees result from the operations of Consolidated Mortgage, which obtains their income primarily through loan originations. Please distinguish loan brokerage fees from loan originations fees and tell us how you considered the guidance in paragraphs 5 - 7 of SFAS 91 in determining the appropriate accounting of these fees.

Consolidated Mortgage originates loans for us and also brokers loans to third party us. Loan brokerage fees are nonrefundable fees that are received on loans that are brokered to third party investors.

Beginning in 2006, Net origination fees that Consolidated Mortgage receives on loans funded by us are deferred and recognized over the life of the loan as an adjustment to yield as prescribed by paragraphs 5 - 7 of SFAS 91. See discussion in question 6.

Loan brokerage fees for loans funded by third party investors are recognized as income once the loans associated with the fees are recorded with the county recorder. At that point the service is complete and we are reasonably assured of collectibilty. We believe that loan brokerage fees and the income recognition associated with them are similar to syndication fees described in paragraph 11 of SFAS 91 and our accounting is consistent with that prescribed treatment.

We intend to continue to account for loan origination fees and loan brokerage fees as described in the previous paragraphs, with additional disclosure to better describe and differentiate the two fees. The proposed continuing disclosure is the Revenue Recognition policy in question 6.

8.	Service and other loan fees are recognized upon collection. Please tell us the nature of these fees and your basis in GAAP for your accounting of these fees.

Consolidated Mortgage brokers and services short term mortgage loans to private investors. Consolidated Mortgage charges several miscellaneous fees for facilitating the funding of loans, and the servicing of the loans. Customary service and other loan fees are defined below:

Servicing fees: contractual fees received for collecting principal and interest from borrowers; monitoring delinquencies; executing foreclosures, accounting for and remitting principal and interest payments to investors; etc.

Other loan fees: fees charged for creating payoff demands, late fees, past maturity fees, default fees, escrow fees, and administrative fees.

We recognize service and other loan fees in accordance with paragraph 84(d) of SFAC No. 5 as the services and fees are earned. Service and other loan fees are earned at the point that the service is completed or the terms of the loan documents call for a fee to be charged. At that time we have no continuing obligation to the customer and the collectibility of the fees is reasonably assured.

In determining our basis of accounting for servicing fees we evaluated paragraph 13 of SFAS 140 and came to the conclusion that the fair value of our servicing assets, in accordance with paragraph 69 of SFAS 140, was immaterial and therefore no servicing asset was recorded. The primary factors leading to this conclusion are the short term nature of the loans, and the fact that costs associated with servicing loans with numerous investors are nearly equivalent to the revenues that we generate on them.

* * * *

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Jonathan G. Arens
Jonathan G. Arens
Chief Financial Officer